FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/26/2022

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2022 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: April 26, 2022

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces First Quarter of 2022 Results

Luxembourg, April 26, 2022 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2022.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with
IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as EBITDA, Net (Cash) Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Summary of First Quarter of 2022 Results

	1Q22	4Q21		1Q21

Steel Shipments (tons)	2,951,000	2,827,000	4%	3,099,000	-5%
Iron Ore Shipments (tons)	897,000	1,019,000	-12%	1,035,000	-13%
Net Sales ($ million)	4,304.8	4,329.7	-1%	3,249.3	32%
Operating Income ($ million)	1,059.0	1,358.5	-22%	905.8	17%
EBITDA ($ million)	1,208.5	1,504.7	-20%	1,057.4	14%
EBITDA Margin (% of net sales)	28%	35%		33%
EBITDA per Ton ($)	409.5	532.3		341.1
Income Tax Result ($ million)	(179.4)	(342.4)		(261.6)
Net Income ($ million)	877.5	1,135.8		706.7
Equity Holders’ Net Income ($ million)	775.6	998.0		602.9
Earnings per ADS ($)[1]	3.95	5.08		3.07

•EBITDA of $1.2 billion on steel shipments of 3.0 million tons, with EBITDA margin of 28% and EBITDA per ton of $409.5.
•Equity holders’ net income of $775.6 million, equivalent to earnings per ADS of $3.95.
•Net cash provided by operating activities of $692.3 million, after income tax payments of $867.6 million, mainly due to the payment of a significant outstanding balance for fiscal year 2021 in Mexico, and a working capital decrease of $331.4 million.
•Free cash flow of $567.5 million after capital expenditures of $124.8 million.
•Net cash position of $1.6 billion at the end of March 2022, compared to net cash position of $1.2 billion at the end of December 2021.
Ternium’s steel shipments in the first quarter 2022 reached 3.0 million tons, up 4% sequentially. In Mexico, volumes in the first quarter increased 12%, partially recovering from the decrease recorded in the fourth quarter 2021. This sequential increase in Mexico in the first quarter 2022 was partially offset by seasonally lower shipments in the Southern Region. On a year-over-year basis, shipments in the first quarter 2022 decreased 5% on weaker volumes in Mexico and the Southern Region, partially offset by slightly higher shipments in the Other Markets region. The volume of slabs shipped to third parties decreased on a sequential and year-over-year basis in the first quarter 2022, as Ternium further integrated the company's slab facility in Brazil.

Revenue per ton in the first quarter 2022 was $1,427, down 5% from record revenue per ton in the fourth quarter 2021. Revenue per ton decreased sequentially in Mexico and the Other Markets region reflecting declining steel prices. In the Southern Region, revenue per ton remained relatively unchanged. On an year-over-year basis, revenue per ton in the first quarter 2022 increased $403, reflecting higher steel prices in all of Ternium’s steel markets.

Operating income in the first quarter 2022 reached $1.1 billion with EBITDA of $1.2 billion. EBITDA per ton in the period was down $122.8 sequentially to $409.5, due mainly to lower realized steel prices and higher raw material costs. On a year-over-year basis, EBITDA per ton increased $68.3 in the first quarter mainly as a result of higher realized steel prices partially offset by higher costs of purchased slabs and raw materials. The company’s net income in the first quarter 2022 was $877.5 million.

Outlook

Following strong performance during the first quarter of 2022, Ternium expects EBITDA to sequentially increase in the second quarter of the year as a result of higher EBITDA margin, primarily due to an increase in realized steel prices, together with further growth in shipments.

The business environment for the global steel industry has changed significantly since the Russian invasion of Ukraine began at the end of February 2022. The two countries’ role in the global steel market, coupled with the recent wave of international sanctions against Russia, has led to a disruption in global supply for steel products and related raw materials, inducing increases in costs for the industry that caused an upsurge in steel prices compared to their prior declines. These forces, together with the beginning of a monetary tightening cycle in the largest western economies, should result in an increased level of market volatility over the near term in 2022.

In Mexico, the company expects steel shipments to continue recovering in the second quarter, in part due to commercial market restocking after a significant decline in the fourth quarter of 2021. Industrial customer demand remains healthy. Demand from the automotive industry, which continues to suffer from order backlogs resulting from supply chain constraints, is gradually improving.

In Argentina, the company anticipates shipments to slightly increase in the second quarter of 2022, following a seasonally slow first quarter of the year. Although steel demand in the auto, construction, agribusiness and energy sectors remains healthy, uncertainty lingers on in this market, mainly due to a challenging macroeconomic situation.

Analysis of First Quarter of 2022 Results

Net sales in the first quarter 2022 were $4.3 billion, 32% higher than net sales in the first quarter 2021. The following table outlines Ternium’s consolidated net sales for the first quarter 2022 and the first quarter 2021:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	1Q22	1Q21	Dif.	1Q22	1Q21	Dif.	1Q22	1Q21	Dif.
Mexico	2,262.5	1,810.8	25%	1,574	1,699	-7%	1,438	1,066	35%
Southern Region	895.1	680.8	31%	587	623	-6%	1,525	1,093	40%
Other Markets	1,054.3	687.7	53%	791	778	2%	1,333	884	51%

Total steel products	4,211.9	3,179.3	32%	2,951	3,099	-5%	1,427	1,026	39%
Other products*	92.9	59.7	56%

Steel segment	4,304.8	3,239.0	33%

Mining segment	102.8	123.4	-17%	897	1,035	-13%	115	119	-4%

Intersegment eliminations	(102.8)	(113.1)

Net sales	4,304.8	3,249.3	32%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

Cost of sales was $3.0 billion in the first quarter 2022, an increase of $845.9 million compared to the first quarter 2021. This was principally due to a $785.3 million, or 46%, increase in raw material and consumables used, mainly reflecting higher raw material costs, partially offset by a 5% decrease in steel volumes; and to a $60.6 million increase in other costs, mainly including a $32.8 million increase in maintenance expenses, an $11.4 million increase in labor costs and a $6.7 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the first quarter 2022 were $281.3 million, or 7% of net sales, an increase of $70.9 million compared to SG&A in the first quarter 2021, mainly due to a $50.6 million increase in freight and transportation expenses, a $19.6 million increase in labor costs and a $6.6 million increase in taxes.

Operating income in the first quarter 2022 was $1.1 billion, or 25% of net sales, compared to operating income of $905.8 million, or 28% of net sales, in the first quarter 2021. The following table outlines Ternium’s operating result by segment for the first quarter 2022 and first quarter 2021:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	1Q22	1Q21	1Q22	1Q21	1Q22	1Q21	1Q22	1Q21
Net Sales	4,304.8	3,239.0	102.8	123.4	(102.8)	(113.1)	4,304.8	3,249.3
Cost of sales	(2,983.4)	(2,170.8)	(84.0)	(75.4)	83.2	107.9	(2,984.2)	(2,138.3)
SG&A expenses	(272.1)	(206.2)	(9.2)	(4.1)	—	—	(281.3)	(210.4)
Other operating income (loss), net	19.8	4.8	(0.1)	0.3	—	—	19.7	5.1
Operating result	1,069.1	866.8	9.5	44.1	(19.6)	(5.2)	1,059.0	905.8

EBITDA	1,198.3	1,003.2	29.9	59.3	(19.6)	(5.2)	1,208.5	1,057.4

Net financial results were a loss of $60.9 million in the first quarter 2022, including a $53.4 million net foreign exchange loss related mainly to the negative impact of the depreciation of the Argentine Peso (7% in the period) and the appreciation of the Mexican Peso (3% in the period) against the US dollar on Ternium Argentina’s net long and Ternium’s Mexican subsidiaries net short local currency positions, respectively; and a $21.9 million loss related to changes in the fair value of financial assets. These negative results were partially offset by a $17.7 million gain related to investment returns on the company’s liquidity position net of borrowing costs. Net financial results in the first quarter 2021 were a gain of $16.0 million.

Equity in earnings of non-consolidated companies was a gain of $58.7 million in the first quarter 2022, compared to a gain of $46.5 million in the first quarter 2021, mainly due to better results from Ternium’s investment in Usiminas.

Income tax expense in the first quarter 2022 was $179.4 million, with a 17% effective tax rate, compared to $261.6 million in the first quarter 2021, with a 27% effective tax rate. The effective tax rate in the first quarter 2022 included positive deferred tax results at Ternium’s Mexican and Argentine subsidiaries due to the appreciation of the Mexican Peso against the US dollar and, in Argentina, an inflation rate that outpaced the depreciation of the local currency versus the US dollar.

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter 2022 was $692.3 million. Income tax payments amounted to $867.6 million in the quarter, mainly due to the payment of a significant outstanding balance for fiscal year 2021 in Mexico. Working capital decreased by $331.4 million in the first quarter 2022 as a result of an aggregate $320.9 million increase in accounts payable and other liabilities and a $127.8 million decrease in inventories, partially offset by an aggregate $117.3 million increase in trade and other receivables. The inventory value decrease in the first quarter of 2022 was due to a $260.8 million lower steel volume and a $44.5 million lower cost of steel, partially offset by a $177.6 million inventory value increase in raw materials, supplies and others.

Capital expenditures in the first quarter 2022 were $124.8 million, $4.9 million lower than in the first quarter 2021. During the period, Ternium advanced diverse projects throughout its main facilities, including those for further improving environmental and safety conditions and additional works in the new hot-rolling mill at the company’s Pesquería industrial center in Mexico.

In the first quarter 2022, Ternium’s free cash flow reached $567.5 million. The company paid net borrowings and financial leases for a total of $135.1 million. As of March 31, 2022, Ternium had a net cash position of $1.6 billion.

Conference Call and Webcast

Ternium will host a conference call on April 27, 2022, at 8:30 a.m. ET in which management will discuss first quarter of 2022 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

$ million	1Q22	1Q21
	(Unaudited)
Net sales	4,304.8	3,249.3
Cost of sales	(2,984.2)	(2,138.3)
Gross profit	1,320.6	1,111.0
Selling, general and administrative expenses	(281.3)	(210.4)
Other operating income, net	19.7	5.1
Operating income	1,059.0	905.8

Finance expense	(6.6)	(7.2)
Finance income	24.3	16.3
Other financial (expense) income, net	(78.6)	6.9
Equity in earnings of non-consolidated companies	58.7	46.5
Profit before income tax expense	1,056.9	968.3
Income tax expense	(179.4)	(261.6)
Profit for the period	877.5	706.7

Attributable to:
Owners of the parent	775.6	602.9
Non-controlling interest	101.9	103.7
Profit for the period	877.5	706.7

Consolidated Statement of Financial Position

$ million	March 31, 2022	December 31, 2021

Property, plant and equipment, net	6,406.4	6,431.6
Intangible assets, net	903.9	902.3
Investments in non-consolidated companies	936.7	751.5
Deferred tax assets	183.1	160.7
Receivables, net	179.3	177.8
Trade receivables, net	0.2	0.2
Other investments	76.2	67.3
Total non-current assets	8,685.8	8,491.4

Receivables, net	424.1	357.7
Derivative financial instruments	0.4	4.4
Inventories, net	3,780.5	3,908.3
Trade receivables, net	1,902.7	1,767.2
Other investments	1,134.7	1,290.5
Cash and cash equivalents	1,790.3	1,276.6
Total current assets	9,032.8	8,604.6

Non-current assets classified as held for sale	1.9	1.9

Total assets	17,720.5	17,097.9

Capital and reserves attributable to the owners of the parent	11,415.7	10,535.0
Non-controlling interest	1,803.8	1,700.0

Total Equity	13,219.5	12,235.0

Provisions	93.1	83.3
Deferred tax liabilities	182.1	186.2
Other liabilities	535.3	506.9
Trade payables	1.0	1.0
Lease liabilities	213.7	215.3
Borrowings	654.0	656.5
Total non-current liabilities	1,679.4	1,649.1

Current income tax liabilities	235.0	873.8
Other liabilities	406.3	345.1
Trade payables	1,422.2	1,126.0
Derivative financial instruments	4.0	1.9
Lease liabilities	45.9	44.4
Borrowings	708.2	822.6
Total current liabilities	2,821.6	3,213.8

Total liabilities	4,501.0	4,862.9

Total equity and liabilities	17,720.5	17,097.9

Consolidated Statement of Cash Flows

$ million	1Q22	1Q21
	(Unaudited)

Profit for the period	877.5	706.7

Adjustments for:
Depreciation and amortization	149.5	151.6
Equity in earnings of non-consolidated companies	(58.7)	(46.5)
Changes in provisions	(2.6)	4.4
Net foreign exchange results and others	81.5	61.9
Interest accruals less payments	1.9	1.7
Income tax accruals less payments	(688.3)	114.3
Changes in working capital	331.4	(666.2)

Net cash provided by operating activities	692.3	327.8

Capital expenditures	(124.8)	(129.7)
Proceeds from the sale of property, plant & equipment	0.4	0.6
Acquisition of non-controlling interest	—	(0.8)
Increase in other investments	82.2	149.3

Net cash (used in) provided by investing activities	(42.3)	19.4

Finance lease payments	(12.2)	(11.0)
Proceeds from borrowings	79.9	18.1
Repayments of borrowings	(202.8)	(36.7)

Net cash used in financing activities	(135.1)	(29.5)

Increase in cash and cash equivalents	514.9	317.8

	Shipments
Thousand tons	1Q22	4Q21	1Q21

Mexico	1,574	1,403	1,699
Southern Region	587	618	623
Other Markets	791	805	778
Total steel segment	2,951	2,827	3,099

Total mining segment	897	1,019	1,035

	Revenue / ton
$/ton	1Q22	4Q21	1Q21

Mexico	1,438	1,564	1,066
Southern Region	1,525	1,528	1,093
Other Markets	1,333	1,385	884
Total steel segment	1,427	1,505	1,026

Total mining segment	115	156	119

	Net Sales
$ million	1Q22	4Q21	1Q21

Mexico	2,262.5	2,194.9	1,810.8
Southern Region	895.1	945.0	680.8
Other Markets	1,054.3	1,115.3	687.7
Total steel products	4,211.9	4,255.2	3,179.3
Other products*	92.9	64.7	59.7
Total steel segment	4,304.8	4,320.0	3,239.0

Total mining segment	102.8	159.4	123.4

Total steel and mining segments	4,407.6	4,479.4	3,362.4

Intersegment eliminations	(102.8)	(149.7)	(113.1)

Total net sales	4,304.8	4,329.7	3,249.3
*The item “Other products” primarily includes electricity sales in Brazil and Mexico.

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA
EBITDA equals operating income adjusted to exclude depreciation and amortization:

$ million	1Q22	4Q21	1Q21

Operating income	1,059.0	1,358.5	905.8
Plus: depreciation and amortization	149.5	146.2	151.6
EBITDA	1,208.5	1,504.7	1,057.4

Free cash flow
Free cash flow equals net cash provided by operating activities less capital expenditures:

$ million	1Q22	4Q21	1Q21

Net cash provided by operating activities	692.3	1,135.1	327.8
Less: capital expenditures	(124.8)	(121.9)	(129.7)
Free cash flow	567.5	1,013.2	198.1

Net (cash) debt
Net (cash) debt equals borrowings less the consolidated position of cash and cash equivalents and other investments:

$ billion	March 31, 2022	March 31, 2021	December 31, 2021

Borrowings (current and non-current)	1.4	1.7	1.5
Less: cash and cash equivalents[2]	(1.8)	(0.8)	(1.3)
Less: other investments (current and non-current)[2]	(1.2)	(0.6)	(1.4)
Net (cash) debt	(1.6)	0.2	(1.2)

Notes

1    American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

2    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.0, $0.9 and $0.4 billion as of March 31, 2022, December 31, 2021 and March 31, 2021, respectively.